FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Six Months Ended September 30, 2012 which was filed with the Tokyo Stock Exchange on November 1, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 1, 2012	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

Consolidated Financial Results

for the Six Months Ended September 30, 2012

(Prepared in Accordance with U.S. GAAP)

November 1, 2012

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.co.jp/en
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Takuya Kozuki, Representative Director, President
Contact:	Yasuyuki Yamaji, Corporate Officer, General Manager, Corporate Planning (Phone: +81-3-5771-0222)
Beginning date of dividend payment:	November 28, 2012
Adoption of U.S. GAAP:	Yes

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Six Months Ended September 30, 2012

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Six months ended September 30, 2012	106,673	12,563	11,488	6,955
Year-on-year changes (%)	(13.3)%	(37.8)%	(40.7)%	(39.3)%
Six months ended September 30, 2011	123,096	20,185	19,375	11,462
Year-on-year changes (%)	6.3%	150.8%	168.1%	173.4%

Note:	Comprehensive income
	Six months ended September 30, 2012:	¥5,442 million	a year-on-year decrease of 41.1%
	Six months ended September 30, 2011:	¥9,244 million	— %

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)
Six months ended September 30, 2012	50.17	50.17
Six months ended September 30, 2011	82.89	82.89

(2) Consolidated Financial Position

	(Millions of Yen, except percentages)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio
September 30, 2012	315,289	217,775	217,432	69.0%
March 31, 2012	328,006	215,720	215,458	65.7%

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2012	—	25.00	—	25.00	50.00
Year ending March 31, 2013	—	25.00
Year ending March 31, 2013 -Forecast-			—	25.00	50.00

Note:	Change in dividend forecasts for the fiscal year ending March 31, 2013 during the six months ended September 30, 2012: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2013

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2013	270,000	41,100	40,100	23,100	166.64
% change from previous year	1.6%	0.4%	0.2%	0.4%

Note:	Change in earnings forecasts for the fiscal year ending March 31, 2013 during the six months ended September 30, 2012: None

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for consolidated financial statements

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: None

Note: Please refer to page 12 for details.

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	As of September 30, 2012	143,500,000 shares
	As of March 31, 2012	143,500,000 shares

2.	Number of Treasury Stock:
	As of September 30, 2012	4,880,727 shares
	As of March 31, 2012	4,879,848 shares

3.	Average number of shares outstanding:
	Six months ended September 30, 2012	138,619,565 shares
	Six months ended September 30, 2011	138,272,696 shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed for the quarterly financial statements included in this document as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to pages 9, 10 and 11 for further information regarding our business forecasts.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on November 1, 2012.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

The business environment surrounding the Konami Group remains uncertain mainly due to the impact of the European sovereign-debt crisis and the continued strength of the Japanese yen, despite signs of a rebound in personal consumption in some quarters.

In the entertainment market, business opportunities in the game industry are increasing in step with growth in social networking services (SNS) as various mobile devices become increasingly popular. Meanwhile, tourist markets that are related to gaming, such as Las Vegas, where a severe business environment has persisted, are showing signs of improvement. However, major casino operators are still cautious about their investments. We intend to continue to closely monitor market trends.

In the health and fitness industry, market conditions remain challenging as consumer spending is under pressure due to uncertainty over the future economic climate. Nevertheless, we continue to see growing health consciousness especially among senior citizens and stronger interest in preventing the need for nursing care in old age.

Against this backdrop, in the Digital Entertainment segment of Konami Group, the number of registered users for content for social networks such as DRAGON COLLECTION, SENGOKU COLLECTION, CROWS X WORST—Saikyou Densetsu—and Professional Baseball Dream Nine continued to grow. Meanwhile, in video game software, the latest title in the Winning Eleven (known in the U.S. and Europe as Pro Evolution Soccer) series was also released and sold steadily.

In our Health & Fitness segment, we have promoted our experience-based campaign, in addition to supporting activities to improve the health and physical condition of our users according to each customer’s need through Active Check, a program that accurately evaluates an individual’s physical fitness and properly provides exercise guidance. These efforts are performing favorably in the market.

In our Gaming & Systems segment, sales of products such as the Podium video slot machine and the Advantage 5 series continued to be favorable in the U.S. market.

In the Pachinko and Pachinko Slot Machines segment, we released the new pachinko slot machine SENJIN UESUGI KENSHIN.

In terms of the consolidated results for the six months ended September 30, 2012, net revenues amounted to ¥106,673 million (a year-on-year decrease of 13.3%), operating income was ¥12,563 million (a year-on-year decrease of 37.8%), income before income taxes and equity in net income of affiliated company was ¥11,488 million (a year-on-year decrease of 40.7%), and net income attributable to KONAMI CORPORATION was ¥6,955 million (a year-on-year decrease of 39.3%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen except percentages
	Six months ended September 30, 2011	Six months ended September 30, 2012	% change
Digital Entertainment	¥58,110	¥52,691	(9.3)
Health & Fitness	41,578	40,335	(3.0)
Gaming & Systems	10,543	11,393	8.1
Pachinko & Pachinko Slot Machines	13,325	2,643	(80.2)
Eliminations	(460)	(389)	(15.4)

Consolidated net revenues	¥123,096	¥106,673	(13.3)

Digital Entertainment

In content for social networks, the cumulative total number of registered users for DRAGON COLLECTION surpassed 6.5 million, greatly contributing to revenue. The number of registered users for SENGOKU COLLECTION, CROWS X WORST—Saikyou Densetsu—and Professional Baseball Dream Nine have enjoyed steady growth and also contributed to revenue. Further, DRAGON COLLECTION was awarded the Hall of Fame with Special Honors and CROWS × WORST—Saikyou Densetsu received the Best Overall Application Award at the GREE Platform Awards for the First Half of 2012, which recognizes outstanding content. Also, in September 2012, we released MLB DREAM NINE in the U.S., which features player rosters from all 30 MLB (Major League Baseball) teams. We are developing our content into global platforms.

In computer and video games, WORLD SOCCER Winning Eleven 2013 (known in the U.S. and Europe as Pro Evolution Soccer 2013), the latest title in the Winning Eleven series, was released in the U.S. and Europe and performed strongly. This title was exhibited at the Electronic Entertainment Expo 2012 (E3) held in the U.S. and at the gamescom 2012 held in the Europe, and received favorable reviews. We also released JIKKYOU PAWAFURU PUROYAKYU 2012, the latest title in the PAWAFURU PUROYAKYU series. In addition, the repeat sale of METAL GEAR SOLID HD EDITION, from the METAL GEAR series, was stable, and received long-term support from a lot of customers, with 2012 marking its 25-year anniversary.

In amusement arcade video games, MAH-JONG FIGHT CLUB ultimate version has generated steady results. This title adopts the e-AMUSEMENT Participation system, under which users’ playing fees are shared with amusement arcade operators. In addition, three new titles, including beatmania IIDX 20 tricoro and jubeat saucer, were launched in September 2012, and are enjoying sustained sales. Monster Retsuden ORECA BATTLE, a card game machine title, and Venus Fountain, which were launched in the previous fiscal year, continued to enjoy favorable sales.

In card games, the Yu-Gi-Oh! TRADING CARD GAME series continued to perform strongly in the world market.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2012 in this segment amounted to ¥52,691 million (a year-on-year decrease of 9.3%).

Health & Fitness

In our fitness club business, market conditions remain challenging, but we continue to see growing health consciousness among consumers and stronger interest in preventing the need for nursing care in old age. Against this backdrop, we introduced a new concept, “Total Health Partner”, with the aim of establishing ourselves as a leading provider of new health-themed services, not only providing places for exercise but also becoming the most reliable provider of a wide range of health and body services for all of our customers, from children to senior citizens.

At the London Olympics, launched in late July 2012, all four athletes selected to represent Japan from the KONAMI Swimming and Gymnastics Teams won medals. Konami Sports Clubs enhanced the visibility of its new concept “Total Health Partner” through a groupwide supporters’ event and TV commercials, along with the surge in Olympic news.

In addition, as part of our effort to give potential customers an opportunity to experience Konami Sports Clubs on a trial basis, we have promoted our experience-based campaign, in addition to supporting activities to improve the health and physical condition of our users according to each customer’s needs through Active Check, a program that accurately evaluates an individual’s physical fitness and properly provides exercise guidance. These efforts are performing favorably in the market. We also opened the new direct operating facility, Jazzercise Yokohama Fitness Center (Yokohama City, Kanagawa Prefecture) in September 2012. This is our model facility for Jazzercise, and we aim to build more Jazzercise franchise facilities. Jazzercise is a dance fitness program that enjoys worldwide popularity. We own the exclusive master license in Japan for Jazzercise.

With respect to the management of facilities outsourced to Konami Group, using the know-how and accomplishments in operation and guidance accumulated up to now, we commenced management of the Ako Residents’ Gymnasium (Ako City, Hyogo Prefecture), the Soja City Sports Center (Soja City, Okayama Prefecture) and the PiKOA-Kawagoe City Naguwashi Park (Kawagoe City, Saitama Prefecture). We are working to promote the health of residents in local communities through the operation of public facilities in all regions.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2012 in this segment amounted to ¥40,335 million (a year-on-year decrease of 3.0%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a staple item, and the Advantage 5 and the Advantage Revolution mechanical slot machine series continued to enjoy favorable sales. Sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding in terms of market share. In the Oceania market, sales of the Podium also progressed favorably. Full-scale marketing is also in progress in Europe, Central and South America, Asia and Africa, with the goal of building a distributor network for those markets.

At the Australasian Gaming Expo 2012 held in Australia, the Podium video cabinet was loaded with the latest content and put on display. Our product lineup included the Advantage 5, which won many accolades, KP3, our next-generation platform offering real-time, high-definition software-controlled 3D graphics, and Konami Casino Management System, which has been enhanced with new functions. Our extensive product lineup, which is tailored to different markets and our high-quality content received positive reviews.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2012 in this segment amounted to ¥11,393 million (a year-on-year increase of 8.1%).

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines business, we released SENJIN UESUGI KENSHIN as a new product for pachinko slot machines in September 2012 from KPE, Inc. The product is centered around warriors in Japan’s civil wars period, a popular theme among fans of these machines. This product has performed favorably in the market.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2012 in this segment amounted to ¥2,643 million (a year-on-year decrease of 80.2%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥315,289 million as of September 30, 2012, decreasing by ¥12,717 million compared with March 31, 2012. This decrease mainly resulted from decreases in cash and cash equivalents and trade notes and accounts receivable.

Total Liabilities:

Total liabilities amounted to ¥97,514 million as of September 30, 2012, decreasing by ¥14,772 million compared with March 31, 2012. This decrease primarily resulted from a redemption of bonds and a decrease in accrued income taxes due to payments for income taxes.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥217,432 million as of September 30, 2012, increasing by ¥1,974 million compared with March 31, 2012. This increase mainly resulted from a recognition of its net income, while a decrease in accumulated other comprehensive income (loss) including foreign currency translation adjustments. KONAMI CORPORATION stockholders’ equity ratio was 69.0%, increasing by 3.3% compared with March 31, 2012.

(2) Cash Flows

Cash flow summary for the six months ended September 30, 2012:

	Millions of Yen
	Six months ended September 30, 2011	Six months ended September 30, 2012	Change
Net cash provided by operating activities	¥7,032	¥706	¥(6,326)
Net cash used in investing activities	(3,351)	(6,550)	(3,199)
Net cash used in financing activities	(8,343)	(8,600)	(257)
Effect of exchange rate changes on cash and cash equivalents	(923)	(433)	490
Net decrease in cash and cash equivalents	(5,585)	(14,877)	(9,292)

Cash and cash equivalents, end of the period	¥53,956	¥61,574	¥7,618

Cash and cash equivalents (hereafter, referred to as “Net cash”), as of September 30, 2012, amounted to ¥61,574 million, a decrease of ¥14,877 million compared to the year ended March 31, 2012, and a year-on-year increase of 14.1%.

Cash flow summary for each activity for the six months ended September 30, 2012 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥706 million for the six months ended September 30, 2012, a year-on-year decrease of 90.0%. This primarily resulted from a decrease in net income and an increase in the amount of income tax paid, while increases in proceeds from both sales receivables and trade notes and account payable compared to that for the year ended March 31, 2012.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥6,550 million for the six months ended September 30, 2012, a year-on-year increase of 95.5%. This mainly resulted from expenditures for acquisition of business and an increase in capital expenditures for property and equipment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥8,600 million for the six months ended September 30, 2012, a year-on-year increase of 3.1%. This primarily resulted from an increase in the amount of dividends paid and the absence of proceeds from sale-leaseback transactions during the six months ended September 30, 2012.

3. Outlook for the Fiscal Year Ending March 31, 2013

Digital Entertainment

With the spread of smartphones and tablet PCs worldwide and the increased popularity of social networking sites, the available means of providing game software continue to diversify, and opportunities to reach an even greater audience for game software are increasing. Against such a backdrop, our belief is that we can increase the number of “outlets” for the Konami Group’s game content by taking advantage of opportunities presented by the emergence of new devices and developing our business around game content. We intend to develop ways of playing games that match the characteristics of each device.

In content for social networks, the total number of registered users for the Konami Group’s content for social networks topped 26 million and is increasing steadily. We are further focusing our managerial resources on the development of content that we believe will become major hits, following in the footsteps of DRAGON COLLECTION, SENGOKU COLLECTION, CROWS X WORST—Saikyou Densetsu—and Professional Baseball Dream Nine. Looking ahead, we will continue to expand our lineup, utilizing previously established production and operational expertise and rich content resources, while continuing to support a wide range of devices. We also intend to develop more towards new global platforms and enhance new releases of attractive content by creating synergy with established content. Furthermore, METAL GEAR SOLID SOCIAL OPS, the first content for social networks ever in the METAL GEAR series, will be released in this fiscal year.

In computer and video games, we will focus efforts on continued global development utilizing the production know-how of the Konami Group, while also continuing with production using existing content for AAA titles carefully narrowed down based on selection and focus, and strive towards producing hit titles. As for the METAL GEAR series, we plan to release in February 2013 the latest title, METAL GEAR RISING REVENGEANCE, which received positive reviews when it was exhibited in Europe at gamescom 2012. We intend to accelerate multimedia releases with the content such as METAL GEAR SOLID, which will be made into a live-action, Hollywood movie. On the production side, we intend to develop local production systems in order to develop localized content tailored to the needs of our overseas game users as quickly as possible.

In amusement arcade equipment, Konami Group intends to work to revitalize the amusement arcade industry by providing entertainment that can be enjoyed only at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. We intend to propose innovative services that will lead the industry. This will include the promotion of the sequential increase of models that are compatible with the e-AMUSEMENT GATE community site services, the PASELI e-money service and e-AMUSEMENT Participation, which are currently in operation, as well as the enhancement and expansion of services. DRAGON COLLECTION—The Ambition of The Pepper Gang, a video game, was exhibited at TOKYO GAME SHOW 2012, held in September in Japan, and received favorable reviews as the coupled product with our extremely popular content for social networks, DRAGON COLLECTION.

In card games, we will continue the global development of the Yu-Gi-Oh! TRADING CARD GAME series. Additionally, we plan to sequentially release new product lineups, including the Digital Game Card series.

Health & Fitness

In the Health and Fitness business, we will continue to accurately grasp diversifying customer needs and offer a new lifestyle with the aim of creating value-added Konami Sports Clubs. Market conditions are expected to remain harsh for the health and fitness segment. However, against the backdrop of an aging society and government measures taken against lifestyle diseases, we believe that we will be able to continue to operate fitness clubs and develop and market health and fitness equipment, while also the promoting good health and heightening social awareness of health and fitness.

Konami Sports Clubs are promoting the new concept of “Total Health Partner” with the aim of establishing themselves as a reliable concierge in daily life for all of their customers, from children to senior citizens, in every aspect of health, not only exercise but also diet, sleep and mental health. We also intend to promote our health and fitness business, whether in or outside our facilities, by leveraging our strengths in the operation of more than 300 of Japan’s large-scale sports clubs, by expanding our products and services and by focusing on the enrichment of the programs offered at our facilities, the computerization of health management, the upgrading and expansion of our product lineup and other efforts.

From October 2012, we are sequentially developing specialized golf simulator machines for the Golf Academy, the golf school in Konami Sports Clubs. We aim to grow value-added services created from unique synergies across the Konami Group, including the simulator machines utilizing the production know-how of our amusement business.

We also launched a new brand, OyZ, which mainly targets senior citizens over sixty years old. For the first step of the brand, we arranged two body building classes. One is Building Trunk Strength Class, which helps to make physical activity easier. The other is Strengthening Leg Muscles Class, which promotes endurance mainly by helping to prevent leg muscles from becoming strained. Amidst growing interest in preventing the need for nursing care in old age, we intend to develop various services tailored to healthy senior citizens, including those who have never used or are not currently using sports clubs, in order to help them maintain and promote their health.

Gaming & Systems

In regard to slot machine sales, we will promote the strengthening of sales together with a product expansion focusing on Podium video slot machines, which has been positively reviewed, and the mechanical slot machine series, Advantage 5. Meanwhile, our efforts will also be focused on KP3, a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. Furthermore, we intend to stabilize our operational results in this segment by increasing the amount of steady, periodical income through expansion of participation agreement (profit sharing with operators) sales and seeking to improve our sales in the European, Central and South American, Asian and African markets.

The Konami Casino Management System continues to be adopted in the North American and Australian markets, particularly by major operators. Looking ahead, we intend to actively pursue sales in other markets and make efforts to enhance product strength while developing new product features.

Konami Group intends to further reinforce collaboration among its three bases—the United States, Australia and Japan—and promote the efficiency of our operations and reinforce our production and sales. Furthermore, we intend to develop new products that respond to changes in society and meet demands and enhance the value added of existing products. We intend to continue to use Konami Group’s strengths in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to our customers.

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines business, we continue to focus on production and sales of the pachinko slot machines utilizing original content from the Konami Group, including the release of Rumble Roses 3D, featuring the first 3D liquid crystal display in the industry, and SENGOKU COLLECTION, which leverages our popular content for social networks.

In sales activities, KPE-TAKASAGO Sales Co., Ltd. started to operate fully in this fiscal year. On the production side, a new plant, planning for which began in the previous fiscal year, started to operate in Ichinomiya City, Aichi Prefecture. We intend to continue to enhance the production, sales and manufacturing system as well as expand our product lineup.

The Konami Group began operation of its Ichinomiya Office (Ichinomiya City, Aichi Prefecture) in April 2012, acquired for the purpose of extending its production and logistic system in Japan and reducing risk by decentralizating its plant locations. We intend to expand the production system to suit changes in the business environment in the future, and we will strive towards the realization of a timely and stable product supply.

Projected consolidated results for the fiscal year ending March 31, 2013 are as follows: net revenue of ¥270,000 million; operating income of ¥41,100 million; income before income taxes and equity in net income of affiliated companies of ¥40,100 million; and net income attributable to KONAMI CORPORATION of ¥23,100 million. Thus, there is no change from the forecast figures released in the “Consolidated financial results for the year ended March 31, 2012” dated May 10, 2012.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and may be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation):

None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements:

None

3. Changes in accounting principles, procedures and reporting policies:

Effective April 1, 2012, KONAMI has adopted Accounting Standards Update (“ASU”) 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which was subsequently amended by ASU2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU2011-05”. ASU2011-05 requires the presentation of net income and other comprehensive income in a single continuous statement or in two separate but consecutive statements and eliminates the current option to report comprehensive income in the statement of equity. ASU2011-12 would defer the requirement to separately present within net income reclassification adjustments of items out of accumulated other comprehensive income, a part of which is required in ASU2011-05. The adoption of ASU2011-05 and ASU2011-12 did not have a material impact on KONAMI CORPORATION and its subsidiaries’ financial position and results.

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2012		September 30, 2012		September 30, 2012
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥76,451		¥61,574		$793,479
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥380 million at March 31, 2012 and ¥210 million ($2,706 thousand) at September 30, 2012	33,647		26,339		339,420
Inventories	22,121		26,586		342,603
Deferred income taxes, net	20,503		19,438		250,490
Prepaid expenses and other current assets	9,243		13,849		178,467

Total current assets	161,965	49.4	147,786	46.9	1,904,459
PROPERTY AND EQUIPMENT, net	62,251	19.0	62,791	19.9	809,163
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	429		365		4,704
Investments in affiliate	2,184		2,183		28,131
Identifiable intangible assets	41,283		42,228		544,175
Goodwill	21,875		21,852		281,598
Lease deposits	26,827		26,954		347,345
Deferred income taxes, net	976		967		12,461
Other assets	10,216		10,163		130,967

Total investments and other assets	103,790	31.6	104,712	33.2	1,349,381

TOTAL ASSETS	¥328,006	100.0	¥315,289	100.0	$4,063,003

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2012		September 30, 2012		September 30, 2012
		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥2,300		¥3,452		$44,485
Current portion of long-term debt	5,000		5,000		64,433
Current portion of capital lease and financing obligations	2,458		2,301		29,652
Trade notes and accounts payable	16,290		14,174		182,655
Accrued income taxes	10,449		5,778		74,459
Accrued expenses	19,993		16,172		208,402
Deferred revenue	5,595		6,392		82,371
Other current liabilities	5,805		5,980		77,061

Total current liabilities	67,890	20.7	59,249	18.8	763,518
LONG-TERM LIABILITIES:
Long-term debt, less current portion	5,000		—		—
Capital lease and financing obligations, less current portion	24,803		23,703		305,451
Accrued pension and severance costs	1,641		1,617		20,838
Deferred income taxes, net	4,024		4,237		54,601
Other long-term liabilities	8,928		8,708		112,216

Total long-term liabilities	44,396	13.5	38,265	12.1	493,106

TOTAL LIABILITIES	112,286	34.2	97,514	30.9	1,256,624

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2012 and September 30, 2012	47,399	14.4	47,399	15.0	610,812
Additional paid-in capital	74,175	22.6	74,175	23.5	955,863
Legal reserve	284	0.1	284	0.1	3,660
Retained earnings	107,565	32.8	111,054	35.2	1,431,108
Accumulated other comprehensive loss	(2,719)	(0.8)	(4,232)	(1.3)	(54,536)
Treasury stock, at cost- 4,879,848 shares at March 31, 2012 and 4,880,727 shares at September 30, 2012	(11,246)	(3.4)	(11,248)	(3.5)	(144,948)

Total KONAMI CORPORATION stockholders’ equity	215,458	65.7	217,432	69.0	2,801,959

Noncontrolling interest	262	0.1	343	0.1	4,420

TOTAL EQUITY	215,720	65.8	217,775	69.1	2,806,379

TOTAL LIABILITIES AND EQUITY	¥328,006	100.0	¥315,289	100.00	$4,063,003

2. Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of Yen				Thousands of U.S. Dollars
	Six months ended September 30, 2011		Six months ended September 30, 2012		Six months ended September 30, 2012
		%		%
NET REVENUES:
Product sales revenue	¥61,559		¥45,965		$592,332
Service and other revenue	61,537		60,708		782,320

Total net revenues	123,096	100.0	106,673	100.0	1,374,652

COSTS AND EXPENSES:
Costs of products sold	37,007		26,483		341,276
Costs of services rendered and others	41,778		43,725		563,467
Selling, general and administrative	23,791		23,902		308,015
Earthquake related expenses	335		—		—

Total costs and expenses	102,911	83.6	94,110	88.2	1,212,758

Operating income	20,185	16.4	12,563	11.8	161,894

OTHER INCOME (EXPENSES):
Interest income	118		91		1,173
Interest expense	(726)		(678)		(8,737)
Foreign currency exchange gain (loss), net	(195)		(369)		(4,755)
Other, net	(7)		(119)		(1,534)

Other income (expenses), net	(810)	(0.7)	(1,075)	(1.0)	(13,853)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	19,375	15.7	11,488	10.8	148,041
INCOME TAXES	7,841	6.3	4,465	4.2	57,539
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	2	0.0	13	0.0	168

NET INCOME	11,536	9.4	7,036	6.6	90,670
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	74	0.1	81	0.1	1,044

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥11,462	9.3	¥6,955	6.5	$89,626

Consolidated Statements of Comprehensive Income

	Millions of Yen		Thousands of U.S. Dollars
	Six months ended September 30, 2011	Six months ended September 30, 2012	Six months ended September 30, 2012
Net income	¥11,536	¥7,036	$90,670

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,342)	(1,542)	(19,871)
Net unrealized gains (losses) on available-for-sale securities	3	27	348
Pension liability adjustment	121	2	26

Other comprehensive income (loss)	(2,218)	(1,513)	(19,497)

Comprehensive income (loss)	9,318	5,523	71,173

Comprehensive income (loss) attributable to the non controlling interest	74	81	1,044

Comprehensive income (loss) attributable to KONAMI CORPORATION	¥9,244	¥5,442	$70,129

PER SHARE DATA	Yen		U.S. Dollars
	Six months ended September 30, 2011	Six months ended September 30, 2012	Six months ended September 30, 2012
Basic net income attributable to KONAMI CORPORATION per share	¥82.89	¥50.17	$0.65
Diluted net income attributable to KONAMI CORPORATION per share	82.89	50.17	0.65

Weighted-average common shares outstanding	138,272,696	138,619,565
Diluted weighted-average common shares outstanding	138,272,696	138,619,565

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Six months ended September 30, 2011	Six months ended September 30, 2012	Six months ended September 30, 2012
Cash flows from operating activities:
Net income	¥11,536	¥7,036	$90,670
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,718	4,726	60,902
Provision for doubtful receivables	67	(177)	(2,281)
Gain or loss on sale or disposal of property and equipment, net	215	59	760
Equity in net loss (income) of affiliated company	(2)	(13)	(168)
Deferred income taxes	1,531	1,034	13,325
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(7,519)	6,782	87,397
Decrease (increase) in inventories	(6,810)	(5,193)	(66,920)
Decrease (increase) in other receivables	305	(42)	(541)
Decrease (increase) in prepaid expenses	(65)	(995)	(12,822)
Increase (decrease) in trade notes and accounts payable	(3,368)	(1,868)	(24,072)
Increase (decrease) in accrued income taxes, net of tax refunds	622	(7,947)	(102,410)
Increase (decrease) in accrued expenses	(55)	(2,495)	(32,152)
Increase (decrease) in deferred revenue	5,634	925	11,920
Increase (decrease) in advance received	(126)	(88)	(1,134)
Increase (decrease) in deposits	(148)	(2)	(26)
Other, net	497	(1,036)	(13,350)

Net cash provided by operating activities	7,032	706	9,098

	Millions of Yen		Thousands of U.S. Dollars
	Six months ended September 30, 2011	Six months ended September 30, 2012	Six months ended September 30, 2012
Cash flows from investing activities:
Capital expenditures	(5,100)	(5,306)	(68,376)
Proceeds from sales of property and equipment	5	1	13
Decrease (increase) in lease deposits, net	320	(9)	(116)
Decrease (increase) in term deposits, net	1,412	—	—
Acquisition of business	—	(1,245)	(16,044)
Other, net	12	9	116

Net cash used in investing activities	(3,351)	(6,550)	(84,407)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(1,500)	1,152	14,845
Redemption of bonds	(5,000)	(5,000)	(64,433)
Principal payments under capital lease and financing obligations	(1,140)	(1,291)	(16,636)
Dividends paid	(2,229)	(3,460)	(44,588)
Purchases of treasury stock by parent company	(22)	(3)	(39)
Proceeds from sale-leaseback transaction	1,547	—	—
Other, net	1	2	26

Net cash used in financing activities	(8,343)	(8,600)	(110,825)
Effect of exchange rate changes on cash and cash equivalents	(923)	(433)	(5,580)
Net increase (decrease) in cash and cash equivalents	(5,585)	(14,877)	(191,714)
Cash and cash equivalents, beginning of the period	59,541	76,451	985,193

Cash and cash equivalents, end of the period	¥53,956	¥61,574	$793,479

4. Going concern assumption:

None

5. Significant changes in the stockholders’ equity:

None

6. Segment Information (Unaudited)

(1) Segment information

Six months ended September 30, 2011	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥57,767	¥41,464	¥10,543	¥13,322	—	¥123,096
Intersegment	343	114	—	3	¥(460)	—

Total	58,110	41,578	10,543	13,325	(460)	123,096
Operating expenses	43,003	40,493	7,790	9,636	1,989	102,911

Operating income (loss)	¥15,107	¥1,085	¥2,753	¥3,689	¥(2,449)	¥20,185

Six months ended September 30, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥52,317	¥40,321	¥11,393	¥2,642	—	¥106,673
Intersegment	374	14	—	1	¥(389)	—

Total	52,691	40,335	11,393	2,643	(389)	106,673
Operating expenses	40,992	38,971	8,543	2,433	3,171	94,110

Operating income (loss)	¥11,699	¥1,364	¥2,850	¥210	¥(3,560)	¥12,563

Six months ended September 30, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
External customers	$674,188	$519,601	$146,817	$34,046	—	$1,374,652
Intersegment	4,820	180	—	13	$(5,013)	—

Total	679,008	519,781	146,817	34,059	(5,013)	1,374,652
Operating expenses	528,248	502,204	110,090	31,353	40,863	1,212,758

Operating income (loss)	$150,760	$17,577	$36,727	$2,706	$(45,876)	$161,894

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including Content for social networks, Online games, Computer & Video Games, Amusement and Card Games.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

	2.	“Corporate” primarily consists of administrative expenses of the Company.

	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Six months ended September 30, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥102,495	¥13,938	¥3,729	¥2,934	¥123,096	—	¥123,096
Intersegment	4,090	667	194	114	5,065	¥(5,065)	—

Total	106,585	14,605	3,923	3,048	128,161	(5,065)	123,096
Operating expenses	88,877	12,118	4,211	2,828	108,034	(5,123)	102,911

Operating income (loss)	¥17,708	¥2,487	¥(288)	¥220	¥20,127	¥58	¥20,185

Six months ended September 30, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥81,478	¥16,957	¥5,655	¥2,583	¥106,673	—	¥106,673
Intersegment	5,339	899	75	266	6,579	¥(6,579)	—

Total	86,817	17,856	5,730	2,849	113,252	(6,579)	106,673
Operating expenses	77,142	14,933	5,837	2,852	100,764	(6,654)	94,110

Operating income (loss)	¥9,675	¥2,923	¥(107)	¥(3)	¥12,488	¥75	¥12,563

Six months ended September 30, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
External customers	$1,049,974	$218,518	$72,874	$33,286	$1,374,652	—	$1,374,652
Intersegment	68,802	11,585	966	3,428	84,781	$(84,781)	—

Total	1,118,776	230,103	73,840	36,714	1,459,433	(84,781)	1,374,652
Operating expenses	994,098	192,435	75,219	36,753	1,298,505	(85,747)	1,212,758

Operating income (loss)	$124,678	$37,668	$(1,379)	$(39)	$160,928	$966	$161,894

For the purpose of presenting its operations in geographic areas above, KONAMI CORPORATION and its subsidiaries attribute revenues from external customers to individual countries in each area based on where we sold products or rendered services, and attribute assets based on where assets are located.

Notes: (Unaudited)

-	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).